Exhibit 12.1

MACK-CALI REALTY CORPORATION
 CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

 (DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty Corporation's ratios of earnings to fixed charges for each of the five years ended December 31, 2015 were as follows:

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
EARNINGS:
ADD:
Income (loss) from continuing operations before
noncontrolling interest and equity in
earnings from unconsolidated joint ventures	$ (138,880)	$ 33,814	$ (87,359)	$ 33,477	$ 57,477
Fixed charges (see calculation below)	119,403	128,483	136,721	126,516	125,074
Amortization of capitalized interest	2,774	2,440	2,154	1,981	1,913
Distributed income of unconsolidated joint ventures	5,644	11,213	8,485	3,990	3,301
SUBTRACT:
Capitalized interest	(16,217)	(15,470)	(12,885)	(4,342)	(1,081)
TOTAL EARNINGS:	$ (27,276)	$ 160,480	$ 47,116	$ 161,622	$ 186,684
FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$ 103,051	$ 112,878	$ 123,701	$ 122,039	$ 123,858
Capitalized interest	16,217	15,470	12,885	4,342	1,081
Interest portion (33 percent) of ground rents on land leases	135	135	135	135	135
TOTAL FIXED CHARGES:	$ 119,403	$ 128,483	$ 136,721	$ 126,516	$ 125,074
RATIO OF EARNINGS TO FIXED CHARGES	(a)	1.2	(a)	1.3	1.5

(a) Deficiency of earnings to cover fixed charges for the years ended December 31, 2015 and 2013, respectively	$ (146,679)	-	$ (89,605)	-	-